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                               December 26, 2023

       Michael Behrens
       Chief Executive Officer
       My Racehorse CA LLC
       2456 Fortune Dr., Suite 110
       Lexington, Kentucky 40509

                                                        Re: My Racehorse CA LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 16
                                                            Filed December 12,
2023
                                                            File No. 024-11808

       Dear Michael Behrens:

                                                        We have reviewed your
amendment and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment No. 16 Filed December 12, 2023

       General

   1. We note your disclosure in the Use of Proceeds - Series the New York Bundle and Use of
                                                        Proceeds - Series
Incredi-bundle discussing minority investments in Experiential Squared,
                                                        Inc., the Manager, by
Reeves Thoroughbred Racing, LLC and Rocket Ship Racing, LLC,
                                                        respectively. Please
revise your disclosure to expand your discussion of these
                                                        relationships and
investment interests. Specifically, update your Risk Factors section and related party
disclosure as appropriate to account for these relationships as well as disclose
                                                        any monetary or other
benefits Reeves and Rocket Ship may receive as a result of their respective
relationships with the Manager. We note your current disclosure, including a risk factor on page 27
regarding Spendthrift Farm LLC, an entity that previously held a majority interest in
the Manager.
 Michael Behrens
FirstName LastNameMichael  Behrens
My Racehorse  CA LLC
Comapany26,
December  NameMy
              2023 Racehorse CA LLC
December
Page 2    26, 2023 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Christopher Tinen